

February 14, 2017

Mailstop 4631

<u>Via Email</u>
Lena Phoenix
Chief Operating Officer
Feel the World, Inc.
100 Technology Drive
Suite 315-C
Broomfield, CO 80021

> **Re: Feel The World, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 30, 2017**
> **File No. 024-10673**

Dear Ms. Phoenix:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Management Projections, page 13</u>

1. We have read the revision related to comment 5 in our letter dated December 27, 2016. Based on the revised textual discussion preceding the tabular projections of Sales to Retailers for 2017 and 2018, please address the following:

- Quantify actual Sales to Retailers in 2015 and 2016;
- You assume an increase in accounts ("doors") from 200 in 2017 to 876 in 2018. Please explain how this over-fourfold increase is considered reasonable;
- Reconcile the $2.12 million and $11.11 million in the tabular Sales to Retailers for 2017 and 2018, respectively, with the amounts a reader could calculate given the accompanying quantitative information. For example, Sales to Retailers for 2017 would appear to include approximately $1.06 million, from the $5,280 average order per door times an estimated 200 doors.

June 30, 2016 Financial Statements

Note 11: Subsequent Events, page 50

2.   We have read your response and revision on page 51 related to comment 15 in our letter dated December 27, 2016. You have recorded $50,400 as compensation expense as of June 30, 2016 for the 315,000 options granted to your Chief Product Officer on May 13, 2016. Please explain why you remain in the process of valuing the options for the audit of your December 31, 2016 financial statements. The options vested immediately and $50,400 in compensation expense recorded through June 30, 2016 does not get updated or revised through December 31, 2016. Please address.

Exhibits

3.   Please have your counsel provide a consent to the filing of its legal opinion as an exhibit to your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenn Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction